Exhibit 99.6

17 February 2003

SIX CONTINENTS PLC

Listing Particulars For InterContinental Hotels Group PLC

Not for release, publication or distribution in whole or in part in or into Australia, Canada, Japan or The Netherlands

To be read in conjunction with the separate Six Continents PLC announcement of 17 February 2003, relating to Posting of a Shareholder Circular and Listing Particulars.

INTERCONTINENTAL HOTELS GROUP PLC

The newly listed company, which will carry on the hotels and soft drinks businesses of Six Continents PLC ("Six Continents"), following its separation from the pubs, bars and restaurants business of Six Continents (the "Separation"), will be called InterContinental Hotels Group PLC ("IHG"). The new name is recognisable internationally for its association with quality assets and service. IHG will be the most global hotel company, with over 515,000 rooms across nearly 100 countries and territories, and will be listed in London with a secondary listing of ADRs in New York under the Ticker Code IHG.

MANAGEMENT AND BOARD

The new IHG Board following the Separation will comprise:

Chairman	Sir Ian Prosser*
Chief Executive	Richard North
Finance Director	Richard Solomons
Executive Director	Richard Hartman
Executive Director	Stevan Porter
Non-Executive Directors	Ralph Kugler
Robert C. Larson
David Prosser*
Sir Howard Stringer
David Webster

* There is no family relationship between Sir Ian Prosser and David Prosser.

Full biographical details for all IHG Board members are enclosed in Appendix One.

STRATEGY AND PRIORITIES

IHG's strategy is to use the strength of its brand portfolio, the breadth of its distribution, the diversity of its business models and the benefits of its scale in order to drive growth and returns for shareholders.

The IHG management team intends to implement this strategy by concentrating on:

–	developing high quality, strongly differentiated brands
–	extending IHG's network of hotels
–	leveraging global system scale economies to drive superior RevPAR and GOP premiums
–	optimising capital deployment in order to lift returns
–	continuing to develop its people

The IHG management team's primary objective is to drive significant improvements in returns and thereby enhance value for shareholders. Shortly after the announcement of the proposed Separation on 1 October 2002, the management team, led by Richard North, initiated action in four key areas to meet this objective:

–	redesigning the organisation to align it behind the strategic priorities and speed up decision making;
–	changing the management to ensure the right people are in the right jobs;
–	reducing the cost base through eliminating unnecessary work and streamlining processes; and
–	optimising capital deployment through a rigorous hotel-by-hotel review to determine appropriate levels of ownership and capital expenditure.

As a result of these actions, the IHG management team expects to reduce annual ongoing overheads (excluding costs in hotels) against its cost base for the financial year 2003 by at least $50 million by the end of 2004. This sum is in addition to the elimination of the incremental overhead cost inherited by IHG as a result of the Separation (which is estimated to be $15 million).

CHANGE OF YEAR END

It is intended that IHG will report to a calendar year end rather than the current 30 September accounting year end of Six Continents. It is believed that this will be more appropriate for a global hotel company as it:

–	allows IHG to incorporate the effects of the major corporate contract negotiations, which take place in the Autumn of each year, into the budget for the following financial year; and
–	brings IHG in line with the reporting timetable of the majority of comparable European and US hotel companies.

IHG's first accounting period end will, therefore, be for a fifteen month period ending on 31 December 2003.

In order to provide clarity through the transition to calendar year end reporting, IHG intends to report on a quarterly basis for the remainder of 2003 with the first quarterly report ending 30 June 2003. From 2004 it is intended that IHG will report results every six months.

DIVIDENDS

As announced on 1 October 2002, the Directors of Six Continents intend to pay an interim dividend of 6.6 pence per existing Six Continents Share for the period prior to Separation. This dividend will be the last dividend paid by Six Continents to existing Six Continents Shareholders and is expected to be paid on 9 April 2003. This is earlier than the usual payment date of 31 July 2003 in order to allow the dividend to be paid by Six Continents prior to Separation. Any dividends thereafter will be payable by IHG and Mitchells & Butlers PLC.

The Directors of IHG intend to recommend that an interim dividend and a final dividend for IHG for 2003, together totalling 13.5 pence per new Ordinary Share, be declared. The interim dividend is expected to be payable in October 2003 and the final dividend in June 2004. The final dividend is expected to account for around 70 per cent. of the total annual dividend per share. Thereafter, it is envisaged that an interim dividend will be paid by IHG in October and a final dividend in May of each year. The Directors of IHG intend to establish a progressive dividend policy that is appropriate to the strategies for IHG and will seek to grow dividends in real terms from the base of 13.5 pence as indicated above and to build cover over time as the hotel cycle improves.

FINANCING

Standard & Poor's and Moody's have each indicated that, on the basis of discussions which have taken place, they continue to expect IHG to have an investment grade credit rating on completion of the Separation. Standard & Poor's confirmed their view on 15 January 2003, that the credit rating for IHG is expected be BBB. The specific credit rating to be given by both agencies will be confirmed in advance of listing following further discussions with the management team in March.

The debt of IHG as at 30 September 2003 following the Separation is estimated to be around £1.2 billion. This is after intended 2003 net capital expenditure in the order of £450 million.

– ends –

APPENDIX ONE

BIOGRAPHICAL DETAILS

INTERCONTINENTAL HOTELS GROUP PLC

Sir Ian Prosser (age 59) was articled to Cooper Brothers (now PricewaterhouseCoopers) Chartered Accountants, in Birmingham for three years and admitted to membership of the Institute of Chartered Accountants of England and Wales in 1967. Sir Ian joined the Six Continents Group in 1969 and was appointed to the Board in 1978 as Finance Director. He became Group Managing Director in 1984 and Chairman and Chief Executive in 1987, relinquishing the role of Chief Executive on 1 October 2000. He is non-executive Deputy Chairman of BP plc and a non-executive director of GlaxoSmithKline plc. He is a member of the CBI President's Committee and Chairman of the Executive Committee of the World Travel & Tourism Council.

Richard North (age 53) joined Cooper Brothers (now PricewaterhouseCoopers) in 1971 as an articled clerk, qualified in 1974 and became a partner in 1983. In 1991 he was appointed Group Finance Director of the Burton Group PLC. Richard joined the Six Continents Group in 1994 as Group Finance Director. As Finance Director, he was responsible for finance, pensions, tax, treasury and corporate finance (M&A) activity. He is Chairman of the Britvic Group and is a non-executive director of LogicaCMG PLC and FelCor Lodging Trust Inc.

Richard Solomons (age 41) qualified as a Chartered Accountant with KPMG Peat Marwick in 1985. He joined Hill Samuel Bank Limited in 1985 and spent seven years in investment banking. Richard joined the Six Continents Group in June 1992, holding a variety of senior management roles in the finance area, including Finance Director for the Britvic Group and Senior Corporate Finance and Planning Manager at Six Continents. In 1999 he moved to the Hotel Group as Senior Vice President of Finance for the Americas and was then promoted to Chief Operating Officer of the Americas before returning to the UK as Chief Financial Officer.

Richard Hartman (age 57) joined the Six Continents Group in 1999 as Managing Director, Asia Pacific and was appointed Managing Director, EMEA in January 2003. As Managing Director of EMEA, Richard is responsible for managing the sales, marketing, financial and business development activities for all the Hotel Group's brands and properties in the EMEA region. Richard was previously employed with ITT Sheraton Hotels & Resorts where he was responsible for Sheraton in Asia, and subsequently was President for North America. Richard will be appointed as an Executive Director of the Company from Separation.

Stevan Porter (age 48) joined the Six Continents Group in 2001 as Chief Operating Officer of the Americas division, and had responsibility for all owned and managed properties of the Hotel Group throughout North and South America. Stevan was appointed President, Americas division in 2002. As President of the Americas division, Stevan is responsible for managing the sales, marketing, financial and business development for all the Hotel Group's brands and properties in the Americas region. Prior to joining the Hotel Group, Stevan held positions of Senior Vice President and Executive Vice President, hotel operations, for Hilton Hotels Corporation. Before his tenure at Hilton, Stevan was Executive Vice President for Promus Hotel Corporation, where he was responsible for overseeing the management of nearly 350 hotels and more than 40,000 employees. Stevan will be appointed as an Executive Director of the Company from Separation.

Ralph Kugler (age 46) has been President, Unilever Home and Personal Care Europe since March 2001. He joined Unilever in 1979 in their consumer marketing sector. He became the Marketing Director for Unilever Brazil in 1990, having held postings in the UK and South Africa. In 1992, he was appointed Chairman of Unilever Malaysia, and in 1995, he became Chairman of Unilever Thailand. In 1999, he was decorated with the Royal Order of the Direkgunaborn by the King of Thailand. During 1999, he became President of Unilever's Latin America Business, before taking on his current position in March 2001. Ralph will be appointed as a Non-Executive Director of the Company from Separation.

Robert C. Larson (age 68) joined the Inland Steel Company in Chicago in 1956 where he held a variety of management positions including serving as vice-president of Inland Steel Development Corporation and Chief Operating Officer of Georgetown Inland Corporation. In 1974, he joined the Taubman Company as Senior Vice-President and was elected President and Chief Operating Officer in 1978, Chief Executive Officer in 1988 and Chairman of the Taubman Realty Group in 1990. He is currently a Managing Director of Lazard Frères & Co, LLC and Chairman of Lazard Frères Real Estate Investors, LLC. Robert has served as a non-executive director of Six Continents since 1996 and will be appointed as a Non-Executive Director of the Company from Separation.

David Prosser (age 58) has been Group Chief Executive of Legal & General Plc since 1991. He joined Legal & General Group Plc in 1988 as Group Director (Investments), becoming Deputy Chief Executive in January 1991 and Group Chief Executive in September 1991. Prior to joining Legal & General, he spent four years with Sun Alliance and London Assurance Company until 1969 when he joined Hoare Govett & Company. In 1973 he joined the National Coal Board Superannuation Investments Department where he was in charge of their stock market activities until 1981. He then joined CIN Industrial Investments as Managing Director of their venture capital activities. In January 1985 he took over as Chief Executive of the investment management company, responsible for £10 billion of pension fund assets. He is a member of the Board of the Association of British Insurers, Deputy Chairman of the Financial Services National Training Organisation Board and Chairman of the Trustees of RAC Pension Fund. David will be appointed as a Non-Executive Director of the Company from Separation.

Sir Howard Stringer (age 60) has been the Chairman and Chief Executive Officer of Sony Corporation of America since 1998 (responsible for the three US operating companies, Sony Pictures Entertainment, Sony Music Entertainment and Sony Electronics) and was appointed to the Sony Corporation's board of directors in 1999. Sir Howard has served as a non-executive director of Six Continents since 2002 and will be appointed as a Non-Executive Director of the Company from Separation.

David Webster (age 58) is Chairman of Safeway plc. He joined Oriel Foods in 1973 as Finance Director after several years with Samuel Montagu. In 1977, he co-founded the Argyll Group (renamed Safeway in 1996) and helped build it into a FTSE 100 company. He took over as Chairman of Safeway in April 1997. In 1993, he became a non-executive Director at Reed Elsevier before retiring from the board in April 2002. David will be appointed as a Non-Executive Director of the Company from Separation.

This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements, including, but not limited to: political and other events that impact domestic or international travel – in particular the military situation in the Middle East; developments in the international debt and equity markets and the related availability of credit, including as a result of changes in applicable ratings; levels of consumer and business spending in major economies where Six Continents does business; changes in consumer tastes and preferences, levels of marketing and promotional expenditure by Six Continents and its competitors; significant fluctuations in exchange, interest and tax rates; the effects of the proposed separation of the hotels and drinks business and the retail business or any future business combinations, acquisitions or dispositions; legal and regulatory developments, including European Union employment legislation and regulation in the leisure retailing industry in countries in which Six Continents operates; the ability of Six Continents to maintain appropriate levels of insurance; and changes in the cost and availability of raw materials, key personnel and changes in supplier dynamics.

Other factors that could affect the business and the financial results are described in Item 3 Key Information – Risk Factors in the Six Continents Form 20-F for the financial year ended 30 September 2001 filed with the United States Securities and Exchange Commission.

This announcement does not constitute an offer or invitation to purchase securities.

Salomon Brothers International Limited, trading as Schroder Salomon Smith Barney ("Schroder Salomon Smith Barney"), is acting as sponsor to IHG and Mitchells & Butlers PLC ("MAB") and as financial adviser to Six Continents and to nobody else in connection with the Separation and return of capital and the admission of the ordinary shares of IHG and MAB to the official list of the UK Listing Authority ("Admissions") and will not be responsible to anyone else for providing the protections afforded to its customers or for providing advice in relation to the Separation and the return of capital or the Admissions.

This announcement, for which the directors of Six Continents PLC are responsible has been issued by Six Continents PLC and has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Schroder Salomon Smith Barney of Citigroup Centre, 33 Canada Square, Canary Wharf, London E14 5LB.

For further information, please contact:

Mark Rigby	Tel: 020 7409 8105
mark.rigby@sixcontinents.com

Alastair Scott	Tel: 020 7355 6532
alastair.scott@sixcontinents.com